RED PINE PETROLEUM LTD.

NEWS RELEASE

RED PINE ANNOUNCES CHANGE TO BOARD OF DIRECTORS

Vancouver, British Columbia - August 16, 2021: Red Pine Petroleum Ltd. (the "Company") today announced that effective August 13, 2021, Michael Lerner has resigned as Director of the Company. The Company has appointed Jeffrey Paolone to serve as director, to fill the vacancy left by Mr. Lerner's resignation.The Company thanks Mr. Lerner for his service.

Jeffrey Paolone is a dual JD and MBA Candidate from the University of Windsor and Detroit Mercy. Jeffrey has experience related to capital markets within the natural resource sector. Jeff is the Vice President of Jaguar Financial Corporation and serves on the Board of Directors of Republic Goldfields Inc.

ON BEHALF OF THE BOARD

RED PINE PETROLEUM LTD.

"Richard Paolone"

Richard Paolone

Chief Executive Officer & Director

For further information contact:
Richard Paolone

CEO & Director
416-258-3059
richard@paolonelaw.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.